Notice to ASX 6 May 2021 Rio Tinto Limited AGM – Address by Remuneration Committee Chair Sam Laidlaw, Senior Independent Director, Rio Tinto plc and Chair of the Remuneration Committee Rio Tinto Limited 2021 Annual General Meeting, Perth 2020 was a challenging year for many organisations, and one of the most challenging in Rio Tinto's history. The destruction of the Juukan Gorge rock shelters on the land of the PKKP people in Australia should not have happened and does not reflect our values as a company. We, as your Board, understand that, given the circumstances which led to the destruction of the rock shelters, executive pay outcomes are a sensitive and contentious point for many stakeholders. The loss of cultural heritage was tragic, and many have understandably sought to allocate appropriate accountability and responsibility. Following the publication of the Board's Review on 24 August 2020, it became clear that a number of stakeholders felt that the financial penalties alone that were applied to the Chief Executive, the Chief Executive Iron Ore and the Group Executive Corporate Relations were insufficient and that to rebuild relationships with Traditional Owners and other stakeholders, changes of leadership were required to move the Company forward. In agreeing that the three executives should leave Rio Tinto, the Board was obliged to consider the following: • There was no deliberate act or omission to act by the three executives; • There was no compliance failure as all authorisations had been received from the Western Australian government; • There was no fraud, malfeasance or cover-up, which would have resulted in immediate dismissal and forfeiture of all unvested awards; • There was, however, a critical risk assessment failure going back many years; • This failure can be partially attributed to the three executives, who failed to recognise and remediate systemic weaknesses in the heritage risk management process; and • After the destruction of the rock shelters, the executive leadership team failed to apologise unconditionally, and respond with sufficient empathy towards the PKKP and to recognise the gravity of what had happened within the wider societal context. Some have suggested that the failure of the three executives to respond appropriately should have resulted in the forfeiture of all outstanding remuneration.The Board understands this sensitivity and deeply regrets the destruction of the rock shelters and the slow and initially insufficiently sensitive response of the Company. Given these considerations, as well as various market precedents, the Board concluded that it was not in a position to legally terminate the three executives for cause and forfeit all outstanding remuneration. Instead, it was more appropriate that the three executive's employment be terminated by mutual agreement (acknowledging the potential adverse effect that this may have on their longer-term careers). As such, while acknowledging the gravity of events at Juukan Gorge, the penalties applied to the responsible executives were, in the best view of the Board, the most that could durably be applied and legally defended in light of the extent of the executives' ultimate accountability for Juukan Gorge, especially when taking into account relevant market precedents, and the fact that the employees were forfeiting their employment. EXHIBIT 99.3

Notice to ASX/LSE Page 2 of 3 Following the application of malus for the events at Juukan Gorge, the 2020 STIP outcomes for JS Jacques, Chris Salisbury and Simone Niven were nil. In addition to this sanction for Mr Jacques, estimated at over £1.7 million, a further malus adjustment of £1m was applied to Mr Jacques' 2016 LTIP. During 2020, in accordance with our triennual policy cycle, the Remuneration Committee reviewed our Remuneration Policy. There is no significant change proposed to the overall design. However, the policy does need to be brought up to date, and incorporate the lessons learnt from the Juukan Gorge tragedy as well as aligning certain aspects more closely to shareholders and broader stakeholder expectations. Under the proposed new Policy, we intend to introduce ESG measures into the STIP by reducing the individual performance component from 30% to 15%, with 15% now allocated to ESG moving forward. When taken together with the 20% already allocated for safety, 35% of the STIP now covers broader ESG metrics. We have also removed the 1.2 multiplier on STIP for executive directors, and we have reduced pension benefits to 14% of base salary to align with the retirement benefits provided to other employees across the Group. We have also importantly introduced a specific ability to apply malus and clawback if in the future there is a material impact on our social license to operate. Notwithstanding the unprecedented challenges posed by the COVID-19 pandemic, the Group's overall performance was very strong. Rio Tinto achieved its second successive fatality free year, an outstanding achievement in our history. STIP financial and safety targets set for 2020 were either exceeded or met except for flexed underlying earnings which fell just short of target, resulting in a combined payout of 76% of maximum for those two components. The estimated vesting for the 2016 LTIP award, combining the two TSR and EBIT margin portions, is 66.7% of maximum. The TSR vesting outcome underlines the Group's strong overall performance during the five-year period and the shareholder experience over that time frame with just under half of the vesting value attributable to share price appreciation. The final vesting outcome of the 2016 award will be known at the end of May, with the assessment of the EBIT margin measure. As always, I welcome shareholder feedback and comments on the 2020 Remuneration Report. Thank you.

Notice to ASX/LSE Page 3 of 3 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, UK Illtud Harri M +44 7920 503 600 David Outhwaite M +44 7787 597 493 Media Relations, Americas Matthew Klar T +1 514 608 4429 Investor Relations, UK Menno Sanderse M: +44 7825 195 178 David Ovington M +44 7920 010 978 Clare Peever M +44 7788 967 877 Media Relations, Australia Jonathan Rose M +61 447 028 913 Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Investor Relations, Australia Natalie Worley M +61 409 210 462 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary. riotinto.com